UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Completion of acquisition of Tesco Bank dated 01 November 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 01, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 November 2024

Barclays PLC

Completion of the acquisition of Tesco's retail banking business and commencement of long-term strategic partnership with Tesco

Barclays PLC ("Barclays") today announces that, further to the announcement on 9 February 2024, Barclays Bank UK PLC ("Barclays UK") has successfully completed the acquisition of the retail banking business of Tesco Personal Finance plc ("TPF", operating using the trading name "Tesco Bank").  The acquired business includes credit cards, unsecured personal loans, deposits and the operating infrastructure which, following completion of the acquisition, will continue to be operated under the ownership and management of Barclays UK.

In conjunction with completion of the acquisition, Barclays UK has entered into a long-term, exclusive strategic partnership with Tesco Stores Limited for an initial period of 10 years to market and distribute credit cards, unsecured personal loans and deposits using the Tesco brand, as well as explore other opportunities to offer financial services to Tesco customers through Tesco's distribution channels and on the open market.

This partnership builds on Barclays UK's existing strategic partnerships with other leading UK retail, consumer electronics and loyalty programme brands.  Following completion of the transaction, the business will continue to operate under the "Tesco Bank" brand, under the management of Barclays UK.1

C.S. Venkatakrishnan, Group Chief Executive of Barclays, commented:

"This acquisition is an important step in increasing our investment in the UK.  We look forward to collaborating with Tesco Group on delivering Tesco-branded financial services.  We are delighted to welcome all transferring Tesco Bank employees and customers to Barclays."

Vim Maru, Chief Executive of Barclays UK, commented:

"Today marks a significant step as we continue to grow Barclays UK.  We will bring the strength of both businesses together, benefitting customers and colleagues.  I am excited that the combination of our brands, alongside the benefits of Clubcard and its loyalty scheme, will support millions of households across the UK with their financial needs."

Ken Murphy, Group Chief Executive of Tesco, commented:

"We are delighted to be working alongside Barclays to unlock even greater value for Tesco Bank customers.  Through our strategic partnership, customers will have access to new and innovative propositions, while continuing to enjoy the unique benefits of Tesco Clubcard.  This is a significant moment for all our colleagues at Tesco Bank and I want to say a heartfelt thank you for all their hard work, helping millions of loyal customers to manage their money for more than 25 years.  Their dedication is relentless and I know that this new partnership with Barclays will only build on their success."

The consideration payable by Barclays UK at completion was £0.6 billion, subject to customary post-completion purchase price adjustments.  Tangible net assets of the acquired business at completion were £1.0 billion2, comprising, inter alia, of £4.2 billion of gross credit card receivables and £4.2 billion of gross unsecured personal loans, together with £6.8 billion in customer deposits.  The transaction is expected to result in the recognition of an estimated pre-tax profit of c. £0.3 billion3 in the fourth quarter of 2024 generating a c. 50 basis points benefit for FY 2024 Group RoTE.  The transaction has been financed from Barclays' existing cash resources and is estimated to reduce the Barclays Group's CET1 ratio by c. 20 basis points4 primarily as a result of the addition of c. £7 billion of risk weighted assets.

Barclays UK will integrate the acquired Tesco Bank business over time and the transaction is expected to be accretive to Group RoTE post integration.

Notes: Figures are rounded for disclosure purposes and may not sum.
(1)
TPF will retain some parts of the existing "Tesco Bank" business, related to insurance and money services (including gift cards, travel money and ATMs), which will be rebranded over the next two years.
(2)
Based on estimated TPF accounting values prior to fair value accounting (IFRS 3).
(3)
Based on provisional asset and liability fair value estimates, purchase price allocation estimates and resulting negative goodwill (post-completion finalisation expected by publication of Barclays' Full Year 2024 Results).  Includes recognition of gain on acquisition (negative goodwill) of c. £0.5 billion and expected post-acquisition impairment charge of c. £(0.2) billion in relation to IFRS 9 (Stage 2 balances from TPF that are treated as Stage 1 on acquisition and subsequently reassessed) (together "Day 1 P&L Impact").
(4)
Based on the Barclays Group's CET1 ratio of 13.8% as at 30 September 2024.  Includes Day 1 P&L Impact.

- Ends -

For further information, please contact:

Investor Relations                                    Media Relations

Marina Shchukina                                    Jon Tracey
+ 44 (0) 207 116 2526                            +44 (0) 7552214868

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements are based on the current beliefs and expectations of Barclays' directors, officers and employees and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact the Barclays Group's future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2023), which are available on the SEC's website at www.sec.gov. Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, Barclays undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.